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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-43882

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GBM International, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2700 Post Oak Blvd., Suite 1110

(No. and Street)

Houston	**Texas**	**77056**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jose Macouzet	**281-745-9100**	**macouzet@gbms.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EEPB, P.C.

(Name – if individual, state last, first, and middle name)

2950 North Loop West Freeway, Suite 1200	**Houston**	**Texas**	**77092**
(Address)	(City)	(State)	(Zip Code)

11/5/2003	**879**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jose Macouzet _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GBM International, Inc. _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
President/General Principal

GARDENIA ORQUIDEA SALAS
Notary Public, State of Texas
Comm. Expires 03-11-2026
Notary ID 129742787

Notary Public

This **filing**** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GBM INTERNATIONAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF PORTFOLIO INVESTMENTS, INC.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

December 31, 2023

C O N T E N T S



Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GBM International, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GBM International, Inc. as of December 31, 2023, the related statements of income, changes in subordinated borrowings, stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GBM International, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GBM International, Inc.'s management. Our responsibility is to express an opinion on GBM International, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GBM International, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of GBM International, Inc.'s financial statements. The supplemental information is the responsibility of GBM International, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form

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and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

EEPB

We have served as GBM International, Inc.'s auditor since 2007.

Houston, Texas

March 11, 2024

GBM INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 3,949,056
Deposits held by clearing brokers, restricted	180,068
Receivable from employees	34,000
Commissions receivable	57,007
Securities owned - marketable, at market value	7,723,400
Receivables from affiliates	239,382
Other assets	70,689
TOTAL CURRENT ASSETS	12,253,602
Property and equipment, net	20,027
Operating lease, right-of-use-asset	125,045
TOTAL ASSETS	$ 12,398,674

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$ 539,393
Taxes payable to affiliates	262,306
Lease liability (short-term)	57,212
Deferred income tax payable	146,641
State tax payable	3,650
TOTAL CURRENT LIABILITIES	1,009,202
Lease liablility (long-term)	98,379
TOTAL LIABILITIES	1,107,581

STOCKHOLDER'S EQUITY

Common stock, no par value; 1,000 shares authorized; 725 shares issued and outstanding	-
Additional paid in capital	-
Retained earnings	11,291,093
TOTAL STOCKHOLDER'S EQUITY	11,291,093
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 12,398,674

The accompanying notes are an integral
part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE

Comission income	$ 6,246,622
Interest and dividends	189,870
Other income, including trading losses	747,611
TOTAL REVENUE	7,184,103

EXPENSES

Employee compensation and benefits	1,944,404
Clearing, execution and commission fees	891,316
Research and terminal usage fees	212,021
General and administrative	589,475
Legal fees	2,769
Regulatory fees	35,920
Professional fees	365,501
Interest expense	23,582
Depreciation expense	8,938
TOTAL EXPENSES	4,073,926

INCOME BEFORE INCOME TAXES	3,110,177
PROVISION FOR INCOME TAXES	(658,648)
NET INCOME	$ 2,451,529

The accompanying notes are an integral
part of these financial statements.

GBM INTERNATIONAL, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2023

BALANCE AT DECEMBER 31, 2022	$ -
Proceeds from subordinated notes	-
Payment of subordinated notes	-
BALANCE AT DECEMBER 31, 2023	$ -

GBM INTERNATIONAL, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Shares	Additional Paid-In Capital		Retained Earnings	Total
BALANCE AT DECEMBER 31, 2022	725	$	-	$ 10,309,564	$ 10,309,564
Distributions	-		-	(1,470,000)	(1,470,000)
Net income	-		-	2,451,529	2,451,529
BALANCE AT DECEMBER 31, 2023	725	$	-	$ 11,291,093	$ 11,291,093

The accompanying notes are an integral
part of these financial statements.

-8-

GBM INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	2,451,529
Adjustments to reconcile net income		
to cash provided by operating activities:		
Depreciation		8,938
Deferred income taxes		102,277
Non-cash operating lease expense		46,892
Changes in operating assets and liabilities		
Deposits held by clearing brokers, restricted		(8,003)
Securities owned at market value		(815,413)
Receivable from employees		100
Receivable from affiliates		(79,494)
Commissions receivable		13,706
Other assets		19,814
Accounts payable and accrued liabilities		24,872
State tax liablity		(503)
Operating lease liability		(46,892)
Accrued income taxes payable to affiliate		40,588
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,758,411
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(27,795)
NET CASH USED IN INVESTING ACTIVITIES		(27,795)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution		(1,470,000)
NET CASH USED IN FINANCING ACTIVITIES		(1,470,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		260,616
CASH AND CASH EQUIVALENTS, beginning of year		3,688,440
CASH AND CASH EQUIVALENTS, end of year	$	3,949,056
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest Paid	$	23,582

The accompanying notes are an integral
part of these financial statements.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GBM INTERNATIONAL, INC. ("International" or the "Company") was incorporated for the purpose of serving as an introducing broker-dealer to its customers and conduct certain investment banking activities. International is a wholly-owned subsidiary of Portfolio Investments, Inc. ("PI"), which is a wholly-owned subsidiary of de "Fideicomiso Invex F/4447": Banco Invex, S.A., I.B.M., Invex Grupo Financiero, como Fiduciario del Fideicomiso F/4447. International is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). International is also registered with the Commodity Futures Trading Commission as an introducing broker and is a member of the National Futures Association. International executes securities trades for customers as a principal and agent, futures trades as agent, and trades securities for its own account. All customer securities and futures transactions are cleared on a fully disclosed basis through unaffiliated broker-dealers. Accordingly, International does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Cash and cash equivalents

For the purposes of the statement of cash flows, International considers cash and highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents.

Deposits held by clearing brokers

During the year ended December 31, 2023, International maintained a Securities Clearing Agreement with Pershing LLC ("Pershing"). Pursuant to the terms of the Agreement, International is required to maintain a certain level of cash or eligible securities on deposit at the clearing firm. At December 31, 2023, International was required to have a cash deposit of $150,000 at Pershing. Should Pershing suffer a loss due to a failure of a customer of International to complete a transaction, International is required to indemnify the applicable clearing firm to the extent of any such loss. At December 31, 2023 there were no such amounts owed to the clearing firm nor did International incur any such loss during the year ended December 31, 2023.

International maintained a similar Agreement with R.J. O'Brien ("RJO") to provide clearing services for International's futures trading activities. The amount of the cash deposit maintained by International at RJO at December 31, 2023 was $10,000. International is required to indemnify RJO to the extent of any loss incurred by RJO due to a failure of a customer of International to complete a transaction.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

At December 31, 2023 there were no such amounts owed to RJO nor did International incur any such loss during the year ended December 31, 2023.

At December 31, 2023, International maintained cash of $169,068 and $10,000 in the clearing deposit account of Pershing and RJO respectively.

Receivable from nonaffiliated brokers and dealers

Receivables from brokers, dealers, and clearing organizations may include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions receivable. Receivables at January 1, 2023 were $70,713.

Securities transactions

Securities owned and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased to market value is included in income under other income.

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities and derivatives are computed using the first-in, first-out method.

Property and equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful lives of the related assets ranging from 5-7 years. Leasehold improvements are depreciated over the remaining useful life of the lease. Maintenance and repairs are charged to operations as incurred.

Income taxes

International's revenue and expenses are included in the consolidated Federal income tax return filed by PI. International's tax calculations are made as if International prepared a separate income tax return. Additionally, International may record a tax benefit, if such benefit can be utilized by PI in its consolidated return. International is also subject to certain state income taxes.

International uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in International's financial statements or would have been recognized in PI's consolidated tax return.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. International provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are likely to be realized.

International's deferred tax liability represents the tax effects of taxable temporary differences in the book and tax reporting. The taxable temporary differences consist of unrealized gains (losses) on securities, depreciation methods and lives, and accounting treatment of leases.

International is subject to the Texas Gross Margin Tax. The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined, and was $1,654 for the year ended December 31, 2023.

Foreign currency transactions

As an agent, in the normal course of business, International enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in the period and are included in the caption other income. There was no net material realized and unrealized foreign currency losses recorded in 2023. For the purposes of reporting cash flows, International has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

Securities owned and securities sold, not yet purchased which are recorded at fair value have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of securities owned could have a significant impact on International's results of operations for any particular year.

NOTE 2:   REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission Revenue

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

In addition, the Company has a revenue sharing for their clients' purchases and sales of GBM Mexico funds, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. GBM Mexico assists the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

NOTE 2:   REVENUE RECOGNITION (*Continued*)

The following table presents our sales-based and trailing commission revenues disaggregated by product category:

		Twelve Months Ended December 31, 2023
Sales based		
Wire fees and foreign exchange	$	353,226
Options		278,058
Equities		2,919,554
Fixed Income		2,101,679
Total sales-based revenue	$	5,652,517
Trailing		
12b-1 fees		
Total trailing revenue	$	594,105
Total Commission revenue		594,105
	$	6,246,622

Other income is generated by interest income from margin accounts, non-purpose loan accounts, firm account revenue, annual fees charged to customers and gains and losses on firm investments.

NOTE 3:   TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

Occasionally, International enters into securities transactions in Mexico which are cleared by GBM Mexico, an affiliated securities dealer domiciled in and regulated by the Comisión Nacional Bancaria y de Valores ("CNBV"). However, there were no such transactions entered into during 2023. Additionally, International executes orders, either as principal or agent, on behalf of GBM Mexico and earns prime brokerage fees from GBM Mexico. Commission, dealer income, and prime brokerage fees earned from GBM Mexico during the year ended December 31, 2023 was $2,147,633. Commissions and fees receivable from GBM Mexico at December 31, 2023 was $158,501. GBM Mexico also charges International for overhead costs.

During the year ended December 31, 2023, International paid for accounting and administrative services to GBM Mexico of $180,000, under the terms of the administrative services agreement.

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NOTE 3:   TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES (Continued)

Furthermore, International from time to time may enter into transactions with affiliates in the normal course of business which are recorded as receivable from or payable to affiliates. As of December 31, 2023, there was a $181,426 net payable to affiliates, the majority of which arose as result of tax consequences of being a subsidiary of a consolidated group that files a consolidated federal income tax return.

From time-to-time advances are made to employees by International. At December 31, 2023, a total of $34,000 of employee receivables remained outstanding.

NOTE 4:   NET CAPITAL REQUIREMENTS

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

International is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17). At December 31, 2023, International had net capital, as defined, of $6,180,660 which was $6,080,660 in excess of the required minimum net capital of $100,000. International's ratio of aggregate indebtedness was 0.18 to 1.0 at December 31, 2023. International is currently in compliance with these requirements.

Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

International is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule I.

NOTE 5:   FAIR VALUE OF INVESTMENTS

The Company adopted FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements", for all financial assets and liabilities. ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

NOTE 5:   FAIR VALUE OF INVESTMENTS (Continued)

Level 1:   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

Level 3:   Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets are classified based on the lowest level of input that is significant to the fair value measurement. International's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value.

Mexican Securities: Valued at the closing price reported on the inactive market on which the individual securities are traded.

Treasury Bills: Valued at the closing price reported on the active market on which the individual securities are traded.

NOTE 5:   FAIR VALUE OF INVESTMENTS (Continued)

The following table summarizes the valuation of International's financial instruments by ASC 820-10 pricing levels as of December 31, 2023:

	Quoted Prices n Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2023
U.S. T-bill	$ 3,046,406	$ -	$ -	$ 3,046,406
Mexican. Securities				
Corporate Stock	$ -	$ 4,676,994	$ -	$ 4,676,994
Total	$ 3,046,406	$ 4,676,994	$ -	$ 7,723,400

The maturity date of the last T-bill is March 7, 2024. There were no transfers between levels during the year ended December 31, 2023

NOTE 6:   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2023:

	Estimated Useful Life	
Office Equipment	5 Years	$ 131,096
Vehicles	5 Years	20,441
Leasehold Improvements	Lease term	85,813
Subtotal:		237,350
Less: Accumulated Depreciation		(217,323)
Property and Equipment, net		$ 20,027

NOTE 7:   INCOME TAXES

As of December 31, 2023, the Company's provision for income taxes was as follows:

Federal Provision (Benefit)		
Current	$	554,718
Deferred		102,276
		656,994
State Provision		
Current		1,654
Total Provision for Income Taxes	$	658,648

NOTE 7: INCOME TAXES (Continued)

Deferred income taxes reflect the net effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. The temporary differences consist of depreciation methods and lives, adjustment for audit fees, and unrealized gains on securities.

The Company did not have unrecognized tax benefits as of December 31, 2023 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2023, the Company has not accrued interest or penalties related to uncertain tax positions. The Company's U.S. federal and state income tax returns are open to audit under the statute of limitations for the years ending December 31, 2020 and beyond.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company recognizes a ROU asset and a corresponding lease liability based on the present value of the future lease payments over the lease term at the commencement date.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. For determining the present value of lease payments, we use the discount rate implicit in the lease when readily determinable. As most of the Company's leases do not provide an implicit rate, we use an incremental borrowing rate in determining the present value of lease payments that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

The ROU measurement was calculated using the fixed scheduled rent payments up to the maturity date of August 2026. The agreement does contain variable rent payments composed of common area maintenance ("CAM"), insurance and utilities. The Company did not elect the practical expedient in ASU 2018-16 and therefore, was able to separate CAM fees as non-lease component. CAM fees are adjusted annually based on the company's pro-rata share of the lessor's expenses to maintain the building. Because the adjustment is not based on an index or market rate, the Company did not include the CAM expenses in its ROU calculation.

The lease agreement does not contain any material residual value guarantees, renewal options or material restrictive covenants.

NOTE 8:   COMMITMENTS AND CONTINGENCIES (Continued)

The Company determines if an agreement is a lease at inception. A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment (an identified asset) for a period of time in exchange for consideration.

The Company did not recognize ROU assets and lease liabilities for short-term leases and instead records them in a manner similar to operating leases under ASC 840, Leases, lease accounting guidelines. A short-term lease is one with a maximum lease term of 12 months or less and does not include a purchase option or renewal option the lessee is reasonably certain to exercise. The Company has a sixty-eight-month lease for office space located in Houston, TX.

The Company executed a lease renewal of its office space which it recognized in the financial statements on the commencement date of the lease on January 1, 2021.

Lease Expense

The following table presents the lease expenses as of December 31, 2023:

Operating lease expense	$	58,995
Short-term lease expense		0
Total lease expense	$	58,995

Other Information

The following table presents supplemental cash flow information and the weighted average rate and term for the operating lease:

Cash paid for amounts included in measurement of the lease liability:	
Operating cash flows from the operating lease	$65,892
ROU asset obtained in exchange for the operating lease liability	$0
Weighted-average remaining lease term (years)	2.67
Weighted-average discount rate	7.25%

NOTE 8:   COMMITMENTS AND CONTINGENCIES (Continued)

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the statement of financial condition as of December 31, 2023:

2024	67,346
2025	68,799
2026	46,512
Total lease payments	182,657
Less: interest	(27,066)
Present value of the lease liability	155,591

Current portion of lease obligation	$ 57,212
Long-term lease obligation	98,379
Total operating lease liability	$155,591

Security Transactions

International executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, International may be required to discharge the obligation of the nonperforming party.   In such circumstances, International may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.   International does not expect nonperformance by customers or counterparties.

International clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between International and the clearing brokers, the clearing brokers have the right to charge International for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge International has no maximum amount and applies to all trades executed through the clearing broker, International believes there is no maximum amount assignable to this right. As of December 31, 2023, International has no recorded liabilities with regard to the right. During 2023, International did not pay the clearing brokers any amounts related to these guarantees. International's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-

NOTE 8:   COMMITMENTS AND CONTINGENCIES (Continued)

market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, International has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, International enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. International's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against International that have not yet occurred. However, based on experience, International expects the risk of loss to be remote.

NOTE 9:   CONCENTRATIONS

A portion of International's trading activities, as an agent; involve securities of companies domiciled in Mexico and South America. Consequently, the ability of International to maintain appropriate levels of trading activity in Mexican and South American securities and the value of such securities outstanding is impacted by economic and business conditions in Mexico and South America. For the year ended December 31, 2023, revenue from no customers represented more than 10% of International's commission. Any concentration risk is mitigated through International's client's risk procedures.

NOTE 10:   401(K) PLAN

The Company maintains a 401(k) plan for employees. The 401(k) Plan does not require a mandatory employer contribution but does provide for a discretionary employer contribution. Employer contributions were $24,725 for the year ended December 31, 2023.

NOTE 11:   SUBSEQUENT EVENTS

Subsequent events were evaluated through March 11, 2024 which is the date the financial statements were available to be issued, and noted no significant subsequent events.

SUPPLEMENTAL INFORMATION

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2023

Net capital:	
Total stockholder's equity	$ 11,291,093
Reductions and charges:	
Nonallowable assets:	
Property and equipment, net	20,027
Receivables from non-affiliates, affiliates and employees	341,861
Proyectos Inmob Carne Mart Mexican security	4,676,994
Other assets	70,689
Total nonallowable assets and charges, net	5,109,571
Net capital before haircuts on security positions	6,181,522
Haircuts on security positions	862
Net capital	6,180,660
Aggregate indebtedness	1,107,581
Percent of aggregate indebtedness to net capital	18%
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 6,080,660

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

Reconciliation of net capital to unaudited FOCUS

There is a difference of $45,077 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule	$ 6,225,736
Adjustments:	
Final tax and expense accrual adjustments	(45,076)
Net capital per audited schedule	$ 6,180,660

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because GBM International, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2023 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2023.

GBM INTERNATIONAL

January 4, 2024

<u>Exemption Report</u>

GBM International Inc.'s Assertions

On behalf of GBM International, Inc., I attest that to the best of my knowledge:

1. GBM International, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions of section (k)(2)(ii) throughout the year ending December 31st, 2023;

2. GBM International, Inc. met the identified exemption provision in SEC Rule 15c3-3 (k)(2)(ii) throughout the year ending December 31st, 2023 without exception.



Jose Macouzet
President and CEO



Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of GBM International, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GBM International, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which GBM international, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) GBM International, Inc. stated that GBM International, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. GBM International, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GBM International, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB

EEPB

Houston, Texas

March 11, 2024



Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of GBM International, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of GBM International, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EEPB

Houston, Texas

March 11, 2024

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:	
MEMBER NAME	*SEC No.*
GBM INTERNATIONAL INC	8-43882
For the fiscal period beginning ___1/1/2023___ and ending __12/31/2023__	

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 7,184,104.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 7,184,104.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 594,104.00
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 876,747.00
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	$ 724,951.00
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	
	Deductions in excess of $100,000 require documentation	
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income $ 23,582.00	
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
c	Enter the greater of line 5a or 5b	$ 23,582.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 2,219,384.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 4,964,720.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 7,447.00
9	Current overpayment/credit balance, if any			$ 60.00
10	General assessment from last filed _2023_ SIPC-6 or 6A		$ 4,025.00	
11	a Overpayment(s) applied on all _2023_ SIPC-6 and 6A(s)	$ 181.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for _2023_ SIPC-6 and 6A(s)	$ 3,844.00		
	d Add lines 11a through 11c		$ 4,025.00	
12	**LESSER** of line 10 or 11d.			$ 4,025.00
13	a Amount from line 8		$ 7,447.00	
	b Amount from line 9		$ 60.00	
	c Amount from line 12		$ 4,025.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 3,362.00
14	Interest (see instructions) for __0__ days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 3,362.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No. 8-43882	Designated Examining Authority DEA: FINRA	FYE 2023	Month Dec
MEMBER NAME MAILING ADDRESS	GBM INTERNATIONAL INC 2700 POST OAK BLVD STE 1110 HOUSTON, TX 77056 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

GBM INTERNATIONAL INC
(Name of SIPC Member)

Kristy K. Johnson
(Authorized Signatory)

2/6/2024
(Date)

kjohnson@mglconsulting.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.